UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

DIALOG SEMICONDUCTOR PLC

(Translation of registrant’s name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F
  X

  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

  No
  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

.)

TABLE OF CONTENTS

Part 1  Press Release of Dialog Semiconductor Plc dated July 21, 2005:
”Dialog Semiconductor reports second quarter 2005 results and announces new CEO”

Part 2  Interim Report Q2 2005

Part 1  Press Release of Dialog Semiconductor Plc dated July 21, 2005:
”Dialog Semiconductor reports second quarter 2005 results and announces new CEO”

  Q2 revenues grow to EUR 32.1 million (Q2 2004: EUR 30.4 million)
  Profitability achieved in Q2 2005 with broader product and customer mix
  Diversification confirmed by display driver ICs representing over 25% of total revenues
  Jalal Bagherli appointed Chief Executive Officer of Dialog Semiconductor Plc
  Roland Pudelko, current CEO, to concentrate on new strategy for Dialog’s imaging business

Kirchheim/Teck, Germany, July 21, 2005 – Dialog Semiconductor Plc (FWB: DLG, Nasdaq: DLGS) today reported sales of EUR 32.1 million for the second quarter of 2005 (Q2 2004: EUR 30.4 million). The Company has achieved an operating profit of EUR 0.2 million and an EPS of EUR 0.01 in Q2 2005. A significant aspect of the quarter’s growth is the further increase of shipments of color display driver ICs, which now form a key part of the business, representing over 25% of the company’s revenues. We believe that this trend shows both a diversification of our customer base and a strengthening of relationships with existing customers.

Roland Pudelko said “The quarter’s results show an improvement in sales, a return to profitability and a broader product and customer mix. This has come from the success of our development team responding to customers’ needs enabling those customers to bring their new products to the market.

Other important developments were the launch of two further standard products. First, the DA9023 which is a product for the programming and control of LEDs and lightshow sequences in mobile phones.

Second, the introduction to the market of an advanced multimedia mobile phone handset from network operator O2, which is the first to be based on an Intel processor and features Dialog Semiconductor’s integrated DA9011 GSM/GPRS power management and audio controller.”

Dialog Semiconductor Plc also announced today the appointment of Dr Jalal Bagherli as CEO. Dr Bagherli expects to take up his duties in early October 2005.

Dr Bagherli is currently Vice President & General Manager for the Mobile Multimedia business unit for Broadcom Corporation. Prior to this, he was the CEO of Alphamosaic, which was acquired by Broadcom in September 2004. Dr Bagherli has extensive experience of the semiconductor industry with a wealth of knowledge about the Far Eastern, European and North American markets, gained through his previous professional and executive positions with Texas Instruments and Sony.

Roland Pudelko, the current CEO, has decided to concentrate on implementing the new strategy for the imaging business of Dialog. As President of our imaging company, Dialog Semiconductor Inc and its corresponding European activities, he will seek to develop this business with the participation of external investors and partners. Roland Pudelko will remain as CEO until Dr Bagherli takes up his position and will thereafter remain a director of Dialog Semiconductor Plc.

Roland Pudelko commented “Going forward I am excited about the prospect of driving the new strategy for Dialog’s imaging business. I see great potential for this business by partnering with international industry players and with external investors”.

Jan Tufvesson, Chairman, commented: “We are delighted that Jalal has decided to join the Company and we look forward to the insight he will bring. He has first class experience in the semiconductor industry and has a proven track record of success and achievement. We are confident he can make a huge contribution to the Company at this exciting stage of its development.

We are also very pleased that Roland will focus on developing the strategic partnerships which are necessary to bring success to our imaging business in this dynamic market. I would personally like to thank Roland for his support and commitment as Chief Executive Officer over the past 16 years and I look forward to continuing to work with him.”

The Company’s interim report as of June 30, 2005 has been prepared in accordance with International Financial Reporting Standards (IFRS) and is available at .

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB: DLG) and NASDAQ (DLGS) stock exchanges.

Forward Looking Statements

This press release contains “forward-looking statements” that reflect management’s current views with respect to future events. The words “anticipate,” “believe,” “estimate, “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in the semiconductor and telecommunications markets; changes in currency exchange rates and interest rates, the timing of customer orders and manufacturing lead times, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors” in Dialog Semiconductor’s most recent Annual Report and under the heading “Risk Factors” in Dialog Semiconductor’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Investor Information

Corporate Calendar

October 19, 2005  Release of third quarter results

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck – Nabern
Telephone  +49-7021-805-412
Fax  +  +49-7021-805-200
E-mail
Internet   www.dialog-semiconductor.com

Part 2  Interim Report Q2 2005

Table of Contents

Operating and Financial Review

Results of Operations

Liquidity and Capital Resources

Unaudited Interim Consolidated Financial Statements

Interim Consolidated Income Statement

Interim Consolidated Balance Sheets

Interim Consolidated Statements of Cash Flows

Interim Consolidated Statements of Changes in Shareholders’ Equity

Notes to the Interim Consolidated Financial Statements (Unaudited)

Selected Financial Data (in accordance with IFRS)

(in thousands of €, except per share, equity ratio and employee data)	Three months ended June 30, 2005 (unaudited)	Three months ended June 30, 2004 (unaudited)	Year ended December 31, 2004
Operations data
Revenues	32,097	30,402	116,044
Research and development	(6,562)	(7,437)	(29,592)
Operating profit (loss)	176	(75)	(6,739)
Net income (loss)	660	17	(6,393)
Cash flow from operations	34	2,269	(8,601)

Balance Sheet data
Cash and cash equivalents	9,045	14,098	13,977
Marketable securities	17,119	37,747	17,542
Liquid Assets	26,164	51,845	31,519
Shareholders’ equity	105,501	112,594	108,227
Equity ratio in %	82.9	84.3	84.5
Total assets	127,328	133,553	128,024
Purchases of property, plant and equipment	1,205	3,392	12,321

Share data
Basic earnings (loss) per share	0.01	0.00	(0.13)
Basic weighted average number of shares (in thousands)	44,115	44,011	44,025

Other data
Employees (period end)	277	276	296

Operating and Financial Review

Forward-looking statements

This interim report contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors” in Dialog Semiconductor’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements. Results for interim periods are not necessarily indicative of results for the full fiscal year or any future periods.

Six months ended June 30, 2005 compared to six months ended June 30, 2004:

(in thousands of €)	Six months ended June 30, 2005 (unaudited)%		Six months ended June 30, 2004 (unaudited)%		Change %
Revenues	50,693	100.0	53,402	100.0	(5.1)
Cost of sales	(35,156)	(69.4)	(35,267)	(66.0)	(0.3)
Gross margin	15,537	30.6	18,135	34.0	(14.3)
Selling and marketing expenses	(3,749)	(7.4)	(2,767)	(5.2)	35.5
General and administrative expenses	(2,605)	(5.1)	(2,766)	(5.2)	(5.8)
Research and development	(13,653)	(26.9)	(15,351)	(28.7)	(11.1)
Operating loss	(4,470)	(8.8)	(2,749)	(5.1)	62.6
Interest income, net	384	0.8	692	1.3	(44.5)
Foreign currency exchange gains and losses, net	837	1.6	(283)	(0.5)	395.8
Other income	28	0.0	54	0.1	(48.1)
Result before income taxes	(3,221)	(6.4)	(2,286)	(4.2)	40.9
Income tax (expense) / benefit	(109)	(0.2)	767	1.4	(114.2)
Net loss	(3,330)	(6.6)	(1,519)	(2.8)	119.2

Results of Operations

Revenues

Revenues were €50.7 million for the six months ended June 30, 2005 compared with €53.4 million for the corresponding period in the prior year. The decrease of 5.1% in revenues primarily results from lower sales volumes in our wireless communication market and in our automotive / industrial applications sector during the period. Revenues in the wireless communications sector were €37.6 million for the six months ended June 30, 2005 compared with €40.0 million for the corresponding period in the prior year, comprising 74% and 75% of our total revenues for the six months ended June 30, 2005 and 2004, respectively. Revenues from our automotive / industrial applications sector were €12.7 million and €13.3 million, representing 25% of our total revenues for both periods. Revenues in our imaging sector were €0.4 million and €0.1 million, representing 1% of our total revenues for the six months ended June 30, 2005. Due to shipments during the balance of 2005 of new products we expect revenues for the year ended December 30, 2005 to be higher than those for the year ended December 30, 2004. However, our forward visibility with respect to customer demand is limited and a successful introduction of new products depends on the completion of new designs on a timely basis. Our revenues for 2005 will also be highly dependent on continued growth in the worldwide market for cellular handsets. We cannot give any assurance that this growth trend will continue throughout 2005.

Cost of Sales

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales was €35.2 million and €35.3 million (or 69.4% and 66.0% of our total revenues) for the six months ended June 30, 2005 and June 30, 2004 respectively. As a result of lower production volume, our internal testing operation has been running at an decreased utilization level, which in turn has increased per unit production costs and increased cost of sales as a percentage of total revenues.

Gross Margin

Our gross margin decreased from 34.0% of revenues for the six months ended June 30, 2004 to 30.6% of revenues for the six months ended June 30, 2005. The increase in per unit production costs was the primary factor contributing to the decrease in our gross margin. In addition, as a result of introducing new products to volume production in the last months, per unit production costs increased during their ramp-up phase and also increased cost of sales as a percentage of total revenues.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses, sales commissions and costs associated with advertising and other marketing activities. Selling and marketing expenses increased from €2.8 million for the six months ended June 30, 2004, to €3.7 million for the six months ended June 30, 2005, in connection with a higher proportion of sales volumes primarily in Asia of products subject to commission payments. As a percentage of total revenues, selling and marketing expenses increased from 5.2% to 7.4%.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses were €2.6 million and €2.8 million for the six months ended June 30, 2005 and 2004 respectively. As a percentage of total revenues General and administrative was 5.1% and 5.2% in the six months ended June 30 2005 and 2004, respectively.

Research and Development

Research and development expenses consist principally of unreimbursed design and engineering related costs associated with the development of new application specific integrated circuits (“ASICs”) and application specific standard products (“ASSPs”). Research and development expenses decreased 11.1% from €15.4 million for the six months ended June 30, 2004 to €13.7 million for the six months ended June 30, 2005. Research and development expenses decreased from 28.7% to 26.9% as a percentage of total revenues.

Operating Loss

We reported an operating loss of €4.5 million for the six months ended June 30, 2005 and €2.7 million for the six months ended June 30, 2004. This increase in operating loss was primarily due to a lower gross margin in the first six months ended June 30, 2005.

Interest Income, net

Interest and similar income, net from the Company’s investments (primarily short-term deposits and securities) was €0.4 million for the six months ended June 30, 2005 and €0.7 million for the six months ended June 30, 2004 reflecting mainly higher cash equivalents and marketable securities balances during the first six months ended June 30, 2004.

Foreign Currency Exchange Gains and Losses, net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end remeasurement of foreign currency denominated receivables, prepaid expenses and payables into Euro. Foreign currency exchange gains, net were €0.8 million for the six months ended June 30, 2005 compared with foreign currency exchange losses of €0.3 million for the six months ended June 30, 2004.

Other income

In the fourth quarter of 2001, we determined that our ability to recover the full amount of our investments in silicon supplier ESM Holding Limited (“ESM”) was impaired. Accordingly we wrote off our investments in ESM. In March 2002, International Rectifier acquired ESM. As a result we were able to recover €28 thousand and €54 thousand for the six months ended June 30, 2005 and 2004, respectively.

Income Taxes

Income tax expense was €0.1 million for the six months ended June 30, 2005 compared with an income tax benefit of €0.8 million for the six months ended June 30, 2004. Due to further losses incurred in the period ended June 30, 2005, we have not recognized deferred tax assets on additional tax-loss carryforwards. As a result the company reports an income tax expense for the six months ended June 30, 2005 as compared to an income tax benefit for the corresponding period in the prior year, in which deferred tax assets on tax loss carryforwards were recognized.

Net Loss

For the reasons described above, we reported net loss of €3.3 million for the six months ended June 30, 2005 compared with net loss of €1.5 million for the six months ended June 30, 2004.

Liquidity and Capital Resources

Cash flows

Cash provided by operating activities was €1.9 million for the six months ended June 30, 2005 compared with cash provided by operating activities of €6.1 million for the six months ended June 30, 2004. The cash inflow in the six months ended June 30, 2005 primarily results from lower inventories. In the six months ended June 30, 2004, our business volume increased significantly whereas our working capital (excluding cash and cash equivalents and marketable securities) increased by only €0.6 million. This resulted in an increase in related operating cash inflow.

Cash used for investing activities was €6.9 million for the six months ended June 30, 2005 compared with €0.2 million for the six months ended June 30, 2004. Cash used for investing activities for the six months ended June 30, 2005 consisted mostly of the purchase of software and licenses of €4.7 million for the use of electronic design automated tools and of the purchase of test equipment, tooling (masks), laboratory equipment, probecards and loadboards of €2.3 million. Cash used for investing activities for the six months ended June 30, 2004 consisted mostly of the purchase of test equipment, tooling (masks), laboratory and electronic data processing equipment of €6.6 million and the purchase of software, licenses and patents of €0.4 million, this was mostly offset be the net sale of marketable securities of €7.0 million.

Liquidity

At June 30, 2005 we had €9.0 million in cash and cash equivalents and €17.1 million in marketable securities. Our working capital was €61.0 million.

Our primary sources of liquidity have historically been cash from operations, cash from the issuance of ordinary shares in 1999 and 2000, short-term borrowings, the recovery of the investment in ESM Limited and in 2003 the early repayment of a deposit from Chartered. As of June 30, 2005 we had no long-term debt other than the deferred payments for acquired software licenses. We expect to reduce our working capital in 2005, thereby increasing our cash and cash equivalents and marketable securities in 2005. A decrease in customer demand for our products caused by unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations.

If necessary, we have available for use a short-term credit facility of €12.5 million that bears interest at a rate of EURIBOR + 0.75% per annum. At June 30, 2005 we had no amounts outstanding under this facility. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term.

Backlog

In accordance with Frankfurt Stock Exchange rules and regulations, companies are required to disclose information regarding their backlog. Purchase order patterns of our customers can vary widely and therefore no consistent shipping arrangements have been established. “Ship-to-line” agreements with major customers underlie our responsibility to act on a timely basis to ensure appropriate inventory levels and production capabilities. Other customers place purchase orders ranging from four to twelve weeks and provide forecasts for a further period, generally not to exceed twelve months, and these purchase orders are not legally binding. Since any backlog information published would not be based on a consistent pattern of purchase orders by our customers, we believe such information not to be meaningful and, accordingly, do not provide such information here.

Unaudited Interim Consolidated Financial Statements

Interim Consolidated Income Statement

(in thousands of €, except per share data)	Notes	Three months ended June 30, 2005 (unaudited)	Three months ended June 30, 2004 (unaudited)	Six months ended June 30, 2005 (unaudited)	Six months ended June 30, 2004 (unaudited)
Revenues	2	32,097	30,402	50,693	53,402
Cost of sales		(21,661)	(20,207)	(35,156)	(35,267)
Gross margin		10,436	10,195	15,537	18,135

Selling and marketing expenses		(2,316)	(1,539)	(3,749)	(2,767)
General and administrative expenses		(1,382)	(1,294)	(2,605)	(2,766)
Research and development expenses		(6,562)	(7,437)	(13,653)	(15,351)
Operating profit (loss)		176	(75)	(4,470)	(2,749)

Interest income, net		232	333	384	692
Foreign currency exchange gains and losses, net		298	(172)	837	(283)
Other income		-	-	28	54
Result before income taxes		706	86	(3,221)	(2,286)

Income tax expense (benefit)		(46)	(69)	(109)	767
Net income (loss)		660	17	(3,330)	(1,519)

Earnings (loss) per share
Basic earnings (loss) per share		0.01	0.00	(0.08)	(0.03)
Diluted earnings (loss) per share		0.01	0.00	(0.08)	(0.03)
Weighted average number of shares (in thousands)
Basic		44,115	44,011	44,115	44,005
Diluted		44,971	45,100	44,115	44,005

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Balance Sheets

(in thousands of €)	Notes	At June 30, 2005 (unaudited)	At December 31, 2004
ASSETS
Cash and cash equivalents		9,045	13,977
Marketable securities	4	17,119	17,542
Trade accounts receivable, net		25,198	24,036
Inventories	5	26,785	29,794
Prepaid expenses		852	616
Other current assets		584	281
Total current assets		79,583	86,246

Property, plant and equipment, net		19,825	21,238
Intangible assets	6	10,521	3,144
Deposits		203	194
Deferred taxes		16,152	16,125
Prepaid expenses		1,044	1,077
TOTAL ASSETS		127,328	128,024

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		14,635	15,429
Accrued expenses		3,056	3,084
Income taxes payable		15	9
Other current liabilities		898	1,275
Total current liabilities		18,604	19,797

Non-current liabilities		3,223	-

Ordinary Shares		7,028	7,028
Additional paid-in capital		168,803	168,782
Accumulated deficit		(69,258)	(66,328)
Accumulated other comprehensive loss		(784)	(958)
Employee stock purchase plan shares		(288)	(297)
Net Shareholders’ equity		105,501	108,227

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		127,328	128,024

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Statements of Cash Flows

(in thousands of €)	Three months ended June 30, 2005 (unaudited)	Three months ended June 30, 2004 (unaudited)	Six months ended June 30, 2005 (unaudited)	Six months ended June 30, 2004 (unaudited)
Cash flows from operating activities:
Net income (loss)	660	17	(3,330)	(1,519)
Adjustments to reconcile net loss to net cash provided by operating activities:
Recovery of investment	-	-	(28)	(54)
Restructuring and related impairment charges	-	-	-	(387)
Stock compensation	200	142	400	283
Depreciation of property, plant and equipment	1,819	3,225	3,682	6,332
Amortization of intangible assets	799	440	1,043	892
Change in deferred taxes	38	55	93	(790)
Changes in current assets and liabilities:
Trade accounts receivable	(11,999)	(2,754)	(1,162)	(3,069)
Inventories	2,196	(2,654)	3,009	(6,704)
Prepaid expenses	(157)	492	(196)	1,223
Trade accounts payable	6,567	2,950	(841)	9,925
Other assets and liabilities	(89)	356	(808)	(20)
Cash provided by (used for) operating activities	34	2,269	1,862	6,112

Cash flows from investing activities:
Recovery of investment	-	-	28	54
Purchases of property, plant and equipment	(1,205)	(3,392)	(2,273)	(6,648)
Purchases of intangible assets	(4,657)	(241)	(4,662)	(437)
Investments and deposits made	-	(142)	-	(142)
Purchase of marketable securities	-	(18,957)	-	(27,454)
Sale of marketable securities	-	27,890	-	34,450
Cash used for investing activities	(5,862)	5,158	(6,907)	(177)

Cash flows from financing activities:
Sale of employee stock purchase plan shares	17	9	30	11
Cash provided by financing activities	17	9	30	11

Cash provided by (used for) operating, investing and financing activities	(5,811)	7,436	(5,015)	5,946

Effect of foreign exchange rate changes on cash and cash equivalents	69	12	83	43
Net increase (decrease) in cash and cash equivalents	(5,742)	7,448	(4,932)	5,989

Cash and cash equivalents at beginning of period	14,787	6,650	13,977	8,109
Cash and cash equivalents at end of period	9,045	14,098	9,045	14,098

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated other comprehensive loss
(in thousands of €)	Ordinary Shares	Additional paid-in capital	Accumu-lated deficit	Currency translation adjust-ment	Available for sale securities	Employee stock purchase plan shares	Total
Balance at December 31, 2003	6,737	168,795	(60,782)	(923)	(69)	(26)	113,732
Net loss	-	-	(1,519)	-	-	-	(1,519)
Other comprehensive income (loss)	-	-	-	197	(110)	-	87
Total comprehensive loss							(1,432)
Sale of employee stock purchase plan shares	-	4	-	-	-	7	11
Equity settled transactions, net of tax	-	-	283	-	-	-	283
Balance at June 30, 2004	6,737	168,799	(62,018)	(726)	(179)	(19)	112,594

Balance at December 31, 2004	7,028	168,782	(66,328)	(930)	(28)	(297)	108,227
Net loss	-	-	(3,330)	-	-	-	(3,330)
Other comprehensive income (loss)	-	-	-	215	(41)	-	174
Total comprehensive loss							(3,156)
Sale of employee stock purchase plan shares	-	21	-	-	-	9	30
Equity settled transactions, net of tax	-	-	400	-	-	-	400
Balance at June 30, 2005	7,028	168,803	(69,258)	(715)	(69)	(288)	105,501

The accompanying notes are an integral part of these Consolidated Financial Statements

Notes to the Interim Consolidated Financial Statements (Unaudited)

1.  General

a) Description of Business

Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company that develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.

b) Vulnerability Due to Certain Significant Concentrations

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.

The Company's products are generally utilized in the cellular communications and automotive industries. The Company generates a substantial portion of its revenue from the wireless communications market, which accounted for 75% of the Company’s total revenue for the six months ended June 30, 2005 and 2004, respectively.

The Company’s revenue base is diversified by geographic region and by individual customer. Changes in foreign currency exchange rates influence the Company’s results of operations. The Company’s sales are primarily denominated in Euros and US dollars whereas purchases of raw materials and manufacturing services are primarily denominated in US dollars. The Company also has foreign currency exchange risks with respect to its net investments in foreign subsidiaries in Japan, the United Kingdom and the United States. Fluctuations in these currencies could significantly impact the Company’s reported results from operations.

The Company depends on a relatively small number of customers for a substantial portion of its revenues, and the loss of one or more of these customers may result in a significant decline in future revenue. For the six months ended June 30, 2005 three customers individually accounted for 10% or more of the Company's revenues. For the six months ended June 30, 2004 one customer individually accounted for more than 10% of the Company's revenues. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

c) Basis of Presentation

In compliance with the European Parliament and Council Regulation on the application of International Financial Reporting Standards (IFRS) adopted in July 2002, all listed European Union companies are required to prepare their consolidated financial statements in accordance with IFRS for fiscal years commencing on or after January 1, 2005.

Accordingly the accompanying interim consolidated financial statements have been prepared in accordance with IFRS and its interpretation adopted by the International Accounting Standards Board (IASB). The financial statements are presented in Euro, rounded to the nearest thousand. They are prepared on the historical cost basis except that financial instruments classified as available-for-sale are stated at their fair value.

IFRS 1, First-Time Adoption of International Financial Reporting Standards, requires disclosures that explain how the transition from previous GAAP to IFRS affected the entity’s reported financial position, financial performance and cash flows and to comply with each IFRS effective at the reporting date for its first IFRS financial statements. An entity shall prepare an opening IFRS balance sheet at the date of transition and present at least one year of comparative information under IFRS. Accordingly our date of transition to IFRS is the beginning of business on 1 January 2004 (opening IFRS balance sheet date). As a UK company, Dialog has to use its financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which are filed at Companies House for purposes of conversion from previous GAAP to IFRS.

An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the group is provided in note 8. A summary of significant accounting policies has been provided in the interim consolidated financial statements as of March 31, 2005. The interim consolidated financial statements have been prepared without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (IFRS) have been condensed or omitted. The interim condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2004 consolidated financial statements and the notes thereto, prepared in accordance with UK GAAP.

The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the full year ending December 30, 2005.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and judgments include the recoverability of the long-lived assets, the realizability of deferred income tax assets and inventories, and the fair value of stock-based employee compensation awards. Actual results may differ from those estimates.

2.  Segment Reporting

Segment information is presented in respect of the Group`s business and geographical segments. The primary format, business segments, is based on the Company’s principal sales markets.

a) Business Segments

(in thousands of €)	Three months ended June 30, 2005 (unaudited)	Three months ended June 30, 2004 (unaudited)	Six months ended June 30, 2005 (unaudited)	Six months ended June 30, 2004 (unaudited)
Revenues
Wireless	25,609	22,724	37,566	40,022
Automotive / Industrial	6,103	7,582	12,721	13,287
Imaging	385	96	406	93
Total Revenues	32,097	30,402	50,693	53,402

Operating profit (loss)
Wireless	1,798	1,829	(489)	2,336
Automotive / Industrial	230	136	29	(857)
Imaging	(1,852)	(2,040)	(4,010)	(4,228)
Total operating profit (loss) [1]	176	(75)	(4,470)	(2,749)

[1] Certain overhead costs are allocated mainly based on sales and headcount.

b) Geographical Segments – Revenues by shipment destination

(in thousands of €)	Three months ended June 30, 2005 (unaudited)	Three months ended June 30, 2004 (unaudited)	Six months ended June 30, 2005 (unaudited)	Six months ended June 30, 2004 (unaudited)
Germany	5,718	15,165	8,547	25,097
Other European countries	4,085	4,362	9,461	8,235
Japan	8,526	138	10,514	442
China	3,697	2,488	5,387	7,675
Other countries	10,071	8,249	16,784	11,953
	32,097	30,402	50,693	53,402

3.  Stock-Based Compensation

Stock option plan activity for the period ended June 30, 2005 was as follows:

	Options	Weighted average exercise price in €
Outstanding at beginning of year	3,299,406	2.34
Granted	316,000	1.87
Exercised	(76,672)	0.65
Forfeited	(52,720)	3.43
Outstanding at period end	3,486,014	2.32
Options exercisable at period end	1,764,396	1.55

The Company established an employee share option trust (the “Trust”). The Trust purchases shares in the Company for the benefit of employees under the Company’s share option scheme. At June 30, 2005 the Trust held 1,919,888 shares.

4.  Marketable Securities

The Company has invested in highly liquid “investment grade” rated debt based fund classified as available for sale. The aggregate costs, fair values and unrealized losses per security class are as follows:

	At June 30, 2005 (unaudited)			At December 31, 2004
(in thousands of €)	Cost	Fair value	Unrealized gain (loss)	Cost	Fair value	Unrealized gain (loss)
Debt based funds	17,218	17,119	(99)	17,581	17,542	(39)

5.  Inventories

Inventories consisted of the following at June 30, 2005 and December 31, 2004:

(in thousands of €)	At June 30, 2005 (unaudited)	At December 31, 2004
Raw materials	9,653	9,893
Work-in-process	11,904	13,906
Finished goods	5,228	5,995
	26,785	29,794

6.  Intangible assets

Intangible assets subject to amortization represent licenses, patents and software:

(in thousands of €)	At June 30, 2005 (unaudited)	At December 31, 2004
Gross carrying amount	20,502	12,001
Accumulated depreciation	(9,981)	(8,857)
Net carrying amount	10,521	3,144

During the six months ended June 30, 2005, the Company acquired software and licenses for a total purchase price of €8,409, primarily related to the licensing rights for the use of electronic design automated tools for a three year period. Accordingly, the expected weighted average useful life of these assets is three years. The aggregate amortization expense for the six months ended June 30, 2005 and 2004 was €1,043 and €892, respectively. Amortization expense of the gross carrying amount of intangible assets at June 30, 2005 is estimated to be €1,727 for the remainder of 2005, €3,219 in 2006, €3,127 in 2007, €1,243 in 2008 and €489 in 2009.

7.  Directors’ Holdings

Directors’ Holdings at June 30, 2005 and December 31, 2004 were as follows:

	At June 30, 2005			At December 31, 2004
	Shares		Options	Shares		Options
	Number	%		Number	%
Roland Pudelko	320,405	0.70	517,450	320,405	0.70	517,450
Timothy Anderson	75,166	0.16	-	75,166	0.16	-
Michael Glover	195,000	0.42	-	195,000	0.42	-
Gregorio Reyes	35,000	0.08	-	35,000	0.08	-
Michael Risman	1,172	0.00	-	1,172	0.00	-
Jan Tufvesson	175,062	0.38	-	175,062	0.38	-
	801,805	1.74	517,450	801,805	1.74	517,450

8.  Explanation of transition to IFRS

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (UK GAAP). An explanation of how the transition from UK GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of equity

		December 31, 2004			January 1, 2004
(in thousands of €)	Notes	UK-GAAP	Effect of transition to IFRS	IFRS	UK-GAAP	Effect of transition to IFRS	IFRS
ASSETS
Cash and cash equivalents		13,977	-	13,977	8,109	-	8,109
Trade accounts receivable, net		24,036	-	24,036	14,338	-	14,338
Inventories		29,794	-	29,794	13,242	-	13,242
Marketable securities		17,542	-	17,542	44,900	-	44,900
Deferred taxes	8a	16,125	(16,125)	-	16,152	(16,152)	-
Prepaid expenses	8b	1,693	(1,077)	616	3,058	(927)	2,131
Other current assets		281	-	281	993	-	993
Total current assets		103,448	(17,202)	86,246	100,792	(17,079)	83,713

Property, plant and equipment, net		21,238	-	21,238	20,590	-	20,590
Intangible assets		3,144	-	3,144	4,181	-	4,181
Deposits		194	-	194	183	-	183
Deferred taxes	8a	-	16,125	16,125	-	16,152	16,152
Prepaid expenses	8b	-	1,077	1,077	-	927	927
TOTAL ASSETS		128,024	-	128,024	125,746	-	125,746

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		15,429	-	15,429	7,157	-	7,157
Accrued expenses		3,084	-	3,084	3,165	-	3,165
Income taxes payable		9	-	9	18	-	18
Other current liabilities		1,275	-	1,275	1,674	-	1,674
Total current liabilities		19,797	-	19,797	12,014	-	12,014

Issued capital		7,028	-	7,028	6,737	-	6,737
Share premium	8c	168,505	277	168,782	168,527	268	168,795
Accumulated deficit	8c, 8d, 8e	(67,009)	681	(66,328)	(61,506)	724	(60,782)
Reserves	8d, 8e	-	(958)	(958)	-	(992)	(992)
Employee stock purchase plan shares		(297)	-	(297)	(26)	-	(26)
Net Shareholders’ equity		108,227	-	108,227	113,732	-	113,732
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		128,024	-	128,024	125,746	-	125,746

Reconciliation of net loss for the three and six months ended June 30, 2004

		Three months ended June 30, 2004			Six months ended June 30, 2004
(in thousands of €, except per share data)	Notes	UK-GAAP	Effect of transition to IFRS	IFRS	UK-GAAP	Effect of transition to IFRS	IFRS
Revenues		30,402	-	30,402	53,402	-	53,402
Cost of sales	8f	(20,173)	(34)	(20,207)	(35,199)	(68)	(35,267)
Gross margin		10,229	(34)	10,195	18,203	(68)	18,135

Selling and marketing expenses	8g, 8f	(1,530)	(9)	(1,539)	(2,749)	(18)	(2,767)
General and administrative expense	8g, 8f	(1,269)	(25)	(1,294)	(2,718)	(48)	(2,766)
Research and development	8g, 8f	(6,923)	(514)	(7,437)	(14,310)	(1,041)	(15,351)
Amortization of intangible assets	8g	(440)	440	-	(892)	892	-
Exchange rate losses, net	8h	(165)	165	-	(324)	324	-
Other operating income	8i	-	-	-	54	(54)	-
Operating loss		(98)	23	(75)	(2,736)	(13)	(2,749)

Interest income, net		333	-	333	692	-	692
Foreign currency exchange gains and losses, net	8h	(7)	(165)	(172)	41	(324)	(283)
Other income	8i	-	-	-	-	54	54
Expense from revaluation of marketable securities	8e	(122)	122	-	(157)	157	-
Result before income taxes		106	(20)	86	(2,160)	(126)	(2,286)

Income tax benefit	8e	(32)	(37)	(69)	814	(47)	767
Net income (loss)		74	(57)	17	(1,346)	(173)	(1,519)

Earnings (loss) per share
Basic		0.00	(0.00)	0.00	(0.03)	(0.00)	(0.03)
Diluted		0.00	(0.00)	0.00	(0.03)	(0.00)	(0.03)
Weighted average number of shares (in tho u sands)
Basic		44,011	44,011	44,011	44,005	44,005	44,005
Diluted		45,100	45,100	45,100	44,005	44,005	44,005

8a Deferred taxes

In accordance with IAS 12.74, deferred tax assets and deferred tax liabilities are offset if the Company has a legally enforceable right to set off current tax assets against current tax liabilities. In addition, the deferred tax assets and the deferred tax liabilities must relate to income taxes levied by the same taxation authority for either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered. This was the case for the Company’s deferred tax assets and its deferred tax liabilities. Therefore the Company offset the deferred tax assets and liabilities. Furthermore, in accordance with IAS 1.70 deferred tax liabilities and assets should always be classified as non-current. Therefore, in the IFRS balance sheet the net amount of all deferred tax assets and liabilities is shown under non-current assets. Under UK-GAAP, the Company showed the net amount of its deferred tax assets under current assets.

8b Prepaid expenses

In accordance with IAS 1.57 an asset shall be classified as current, when it is expected to be realized within twelve months after the balance sheet date. Included in the Company’s prepayments are advance payments, which are expected to be refunded to the Company after the next twelve months. This amount of the prepaid expenses is therefore shown under non current assets in the Company’s IFRS balance sheet. Under UK-GAAP, the Company showed the total amount of prepaid expenses under current assets.

8c Consideration received on the sale of stock purchase plan shares

In accordance with IAS 32.33 the Company recognizes the consideration received on the sale of shares directly in equity. In the IFRS balance sheet the Company presents the gain on the sale of those shares as additional share premium. In the Company’s UK-GAAP balance sheet, the Company presents this gain within the accumulated deficit.

8d Currency translation adjustment

In accordance with IAS 21.39(c) and IAS 21.44 exchange differences resulting from the translation of the financial statements of foreign entities for incorporation in the Company’s financial statements, shall be recognized as a separate component of equity. In the Company’s UK-GAAP Balance sheet this equity component has been presented within the Company’s accumulated deficit.

8e Gains or losses on available-for-sale financial assets

In accordance with IAS 39.55 (b) a gain or loss arising from a change in the fair value of an available-for-sale financial asset is recognized directly in equity through the statement of changes in equity until the financial asset is derecognized. The Company considers it best practice, to show this equity component in a separate line item within the equity section of its IFRS balance sheet. In the Company’s UK-GAAP financial statements such a gain or loss is shown as an income or an expense in the profit and loss account in the line “Expense from revaluation of marketable securities” with the relating tax effect in the line “income tax benefit”. Accordingly in the Company’s UK-GAAP Balance sheet the net effect of such a gain or loss from the revaluation of marketable securities is presented within the Company’s accumulated deficit.

8f Equity settled share based payment transactions

In accordance with IFRS 2.8 goods or services received or acquired in a share based payment transaction which do not qualify for recognition as assets, are recognized as expenses. The Company has a stock-based employee compensation plan which allows Group employees to acquire shares of the Company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity (IFRS 2.7). The Company considers it best practice to increase retained earnings for the corresponding goods and services received. In the Company’s IFRS Profit and Loss account, the employee expense is allocated to the corresponding operating expenses. Under UK-GAAP, no expense and no increase in equity is recorded for equity settled share based payment transactions.

8g Amortization of intangible assets

Amortization of intangible assets has been allocated to the functional costs.

8h Foreign currency exchange gains and losses

For UK-GAAP, the Company allocates its foreign currency exchange gains and losses into operating and non-operating expenses. In the IFRS profit and loss account all foreign currency exchange gains and losses are classified as non-operating expenses.

8i Other income

The Company recovered a part of an investment which previously was written off (for further information see Note 7 to the Company’s December 31, 2004 consolidated financial UK-GAAP statements). For UK-GAAP, the Company shows this benefit within the operating result. In the IFRS Profit and loss account this benefit is shown as non-operating income

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date July 21, 2005	By /s/ ROLAND PUDELKO

Roland Pudelko
Executive Director, CEO and President